UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-38588

OPERA LIMITED

Vitaminveien 4,

0485 Oslo, Norway

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

The documents attached as exhibits 1.1, 8.1 and 8.3 to this Form 6-K are hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed on July 14, 2023 (Registration Number 333-273242).

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1.1	Underwriting Agreement

Exhibit 8.1	Opinion of Maples and Calder (Hong Kong) LLP regarding certain tax matters

Exhibit 8.3	Opinion of Wikborg Rein Advokatfirma AS regarding certain tax matters

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Opera Limited

	By:	/s/ James Yahui Zhou
	Name:	James Yahui Zhou
	Title:	Chairman of the Board and
Chief Executive Officer

Date: September 29, 2023